UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                      Silent Witness Enterprises Ltd.
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                              (Name of Issuer)


                               Common Shares
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                       (Title of Class of Securities)

                                 826906307
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             December 17, 2003
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                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

INTRODUCTION

     This statement amends the Schedule 13D, filed on October 20, 2003, as amended on December 5, 2003 (the "Amended Schedule 13D"), by Honeywell International Inc., a Delaware corporation ("Honeywell") with respect to the common shares of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada (the "Company"). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously provided on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     On December 17, 2003, John Zaozirny, Herb C. Pinder, Jr., David Shaw, Paul Mirabelle, Adrian Ryans and Robert Phillips (collectively, the "Resigning Directors") resigned from the Board of Directors of the Company (the "Board of Directors"). On the same date, the size of the Board of Directors was reduced from seven to five. Charlene R. Arje, John J. Granato, Thomas F. Larkins and Deborah Van Damme, each an employee of Honeywell, were appointed to the Board of Directors to fill the vacancies created by the Resigning Directors and to serve as members of the Board of Directors for the remainder of the Resigning Directors' unexpired terms. Rajeev K. Bakshi continues to serve as a member of the Board of Directors.

     Except as indicated in this Amendment and the Amended Schedule 13D, Honeywell currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       HONEYWELL INTERNATIONAL INC.



                                       By:    /s/ Thomas F. Larkins
                                          -------------------------------------
                                          Name:  Thomas F. Larkins
                                          Title:   Vice President and Corporate
                                                   Secretary

Dated: December 19, 2003